Filed by NetScreen Technologies, Inc. Pursuant to Rule 425

Under the Securities Act of 1933

And Deemed Filed Pursuant to Rule 14a-12

Under the Securities Exchange Act of 1934

Subject Company: NetScreen Technologies, Inc.

Commission File No.: 000-33387

The following is a letter NetScreen sent to its customers regarding its proposed acquisition by Jupiter Networks

(GREETING)

I want to be sure that you have heard our exciting news this morning. Juniper has announced its intent to acquire Netscreen in a $4 billion deal that brings together best in class security with best in class networking for mission critical networks. As you might imagine, we are very excited about the opportunity before us and this deal provides a natural extension of strategies and successes of both companies, plus some great opportunity for business growth. Our customers continually tell us that the integration of networking and security is a critical requirement and this allows us to respond with the industry’s most powerful combination of talent and technology.

If you’re not familiar with Juniper Networks, it provides IP networking solutions at scale for services providers, government and the world’s largest businesses. They have successfully taken market share in their segments for the last eight quarters and are considered Cisco’s primary competitor in the routing space. They own 30 percent of the high end routing market and over 50 percent of the DSL remote access market.

This is a powerful match up of two very similar companies and cultures. Each company provides best in class solutions designed to address complex market needs requiring exceptional performance and scale. We share a common focus on security, performance and intelligence at scale. The business models both focus on partnerships and channels and we now have the opportunity to expand the product portfolios available to each customer base. Additionally, we can leverage their best in class networking expertise and technologies into our portfolio, while we provide Juniper with market-leading security expertise and technologies.

I want to be sure you know we have complete focus on delivering the products and roadmap we have committed to and these will be the priority over any synergies that will eventually result from this combination. Both companies have proven that they can successfully integrate acquired companies.

This deal still has to be approved by the SEC and our stockholders and so we don’t expect it to close until the second calendar quarter. We will reach out and provide additional information at the time of close. However, we do not expect any significant changes other than our ability to expand the portfolio of products we make available to you. The combined companies will have even more resource to successfully compete in the market, providing you and your customers more choice.

If you have any questions, please contact your VAR or distributor or you NetScreen sales representative.

Robert Thomas

President and CEO

NetScreen Technologies

Mark Smith

Vice President, Worldwide Sales

NetScreen Technologies

Additional Information And Where To Find It

Juniper Networks, Inc. and NetScreen Technologies, Inc. intend to file a registration statement on Form S-4 containing a joint proxy statement/prospectus in connection with the merger transaction involving Juniper Networks and NetScreen Technologies. Investors and security holders are urged to read this filing when it becomes available because it will contain important information about the merger. Investors and security holders may obtain free copies of these documents (when they are available) and other documents filed with the Securities and Exchange Commission at the Securities and Exchange Commission’s web site at www.sec.gov. In addition, investors and security holders may obtain free copies of the documents filed with the Securities and Exchange Commission by Juniper Networks by contacting Juniper Networks Investor Relations at 888-JUNIPER (888-586-4737) or 408-745-2000. Investors and security holders may obtain free copies of the documents filed with the Securities and Exchange Commission by NetScreen Technologies by contacting NetScreen Technologies Investor Relations at 408-543-2100.

Juniper Networks and its directors and executive officers may be deemed to be participants in the solicitation of proxies from the stockholders of Juniper Networks and NetScreen Technologies in connection with the merger. Information regarding the special interests of these directors and executive officers in the merger will be included in the joint proxy statement/prospectus of Juniper Networks and NetScreen Technologies described above. Additional information regarding the directors and executive officers of Juniper Networks is also included in Juniper Networks’s proxy statement for its 2003 Annual Meeting of Stockholders, which was filed with the Securities and Exchange Commission on March 28, 2003. This document is available free of charge at the Securities and Exchange Commission’s web site at www.sec.gov and from Juniper Networks by contacting Juniper Networks Investor Relations at 888-JUNIPER (888-586-4737) or 408-745-2000.

NetScreen Technologies and its directors and executive officers also may be deemed to be participants in the solicitation of proxies from the stockholders of NetScreen Technologies and Juniper Networks in connection with the merger. Information regarding the special interests of these directors and executive officers in the merger will be included in the joint proxy statement/prospectus of Juniper Networks and NetScreen Technologies described above. Additional information regarding these directors and executive officers is also included in NetScreen Technologies proxy statement for its 2004 Annual Meeting of Stockholders, which was filed with the Securities and Exchange Commission on January 28, 2004. This document is available free of charge at the Securities and Exchange Commission’s web site at www.sec.gov and from NetScreen Technologies by contacting NetScreen Technologies Investor Relations at 408-543-2100.